PACHA

2 Ingredient Sourdough that's leading the Gluten Free English Muffin Category



PACHA
BREAD WITHOUT THE BLOAT

livepacha.com Vista, CA

Female Founder | Food & Beverage | Consumer Goods | Retail | B2C

Highlights

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. Gross margin improvement in the past year (19% to 26%+) with a clear path to 40%+
2. #1 Gluten-Free English Muffin at Sprouts, Whole Foods, and the Natural Channel
3. Wholesale revenue up 25% YoY, now the core growth engine (deliberate shift away from DTC)
4. Nationwide at Whole Foods and Sprouts; also Natural Grocers, Albertsons, Target, and 400+ inde's
5. Automation investment underway to lock in margin gains — not a hope, a plan already in motion
6. Made with just TWO ingredients: sprouted buckwheat and sea salt — no gums, no fillers, no seed oils
7. Created by the founder of Boochcraft Organic Hard Kombucha
8. FIRST and ONLY verified regenerative bread sold nationwide

Featured Investor

Jose Caldera Follow

"As one of the founding members of PACHA and the owner of Trilogy Sanctuary, I've believed in this brand from day one. We started PACHA because we saw a real need for clean, nourishing, allergen-friendly bread—and it's been incredible to watch it grow into a national brand that's now transforming both the bread and tortilla categories. What excites me most is that PACHA is not just making great products—it's helping reshape our food system for the better, with regenerative ingredients and compostable packaging at its core. I'm proud to be part of this team and to support PACHA in continuing to scale its impact."

& 1430 more

Team



Adam Hiner CEO

Adam has founded 4 companies in the food and beverage space including "Boochcraft" -- the 1st hard kombucha in the world and currently the market leader.



Madeleine Hamann Director of Marketing

A PhD Oceanographer gone rogue in order to take real action towards a sustainable economy. Maddie ramped PACHA revenue from $0 in D2C sales to over $120K monthly in less than 1 year with a conversion rate on the website of over 6%.



Joe & Leila Caldera Lead Investors | Board Members

Our friends joke that everything Joe and Leila touch turns to gold. Their award-winning, 7-figure vegan restaurant / yoga studio / venue / boutique - Trilogy Sanctuary - is a destination and San Diego favorite.



Mateo Sluder Sales Director

With 10+ years of experience in the natural CPG industry, Mateo grew Guayaki Yerba Mate from $24M to $72M / 40 to 300 employees in 4.5 years. At PACHA, he works to disrupt the category and make sprouted buckwheat a staple in the dynamic gluten-free market.

and make sprouted buckwheat a staple in the dynamic gluten-free market



Ahmed Rahim Executive Advisor

Co-Founder of Numi Organic Tea, a global leader in sustainable, fair trade beverages. As an advisor to PACHA, he brings deep experience in building mission-driven CPG brands.



Pilar Ochi Strategic Marketing Advisor

Advisor and fractional CMO/CRO with deep experience building and scaling omnichannel consumer brands. Led marketing, innovation, and commercial growth at Alter Eco and Blue Bottle Coffee. Early career: brand management at Clorox and M&A investment banking

pilarochi.com



Michael McLaughlin Strategic Advisor

A food and CPG executive with deep expertise in enterprise-wide operations, supply chain and building high-performing teams. He helped scale Clif bar from 2011 to 2023 and now helps purpose-driven, mid-market food companies to scale and achieve their pote



Joe Marshall CFO

Joe is a veteran CFO with 25+ years of experience in finance, operations, and impact investing. As Principal of TBL Capital, he deployed $30M into mission-driven companies and served on multiple boards.

PACHA - 2-ingredient super-seed bread

Why We Exist

Gluten-free bread had one job: replace the wheat. For a long time, it didn't really do that job. It was dry, it fell apart in your hand, and eating it still left you feeling heavy, bloated, and as icky as you did before you quit gluten in the first place.

The category has genuinely improved over the past few years. It tastes better than it used to, and it holds together on the shelf in a way it never used to either. But when you look closely at what actually changed to get there, you'll see that the wheat came out, and in its place went a cocktail of gums, starches, and stabilizers doing the same structural job gluten used to do. So the specific ingredient causing trouble changed, but for a lot of people, how their body responds to eating it didn't.

That's the gap we set out to close with PACHA. Our Bread and English Muffins have just two ingredients: sprouted buckwheat and sea salt. It's simple, real sourdough that tastes amazing and is actually nourishing. Oh, and we're one of only 2 gluten free breads out there that's certified organic...


GENERIC GF BREAD
Nutrition Facts
PACHA
Nutrition Facts
Sprouted Buckwheat
Seasalt
Only 2 Ingredients!

It's Not Just Us

Although our personal eating habits have absolutely shaped our offering, it's clear that PACHA is part of a much bigger trend toward clean, gut-friendly ingredients. If you look at what's happening everywhere else in the grocery store right now, you'll find the same story.

36% of Americans say they're actively seeking out food for digestive health, and 41% say they want clean labels. That's not a niche preference anymore, but rather a third to a half of the country taking time at the grocery store to read the ingredient panel.


36%
seek digestive health benefits from food
IFIC Food & Health Survey, 2024
41%
seek clean-label baked goods
Intrepid Bakery Sector Insights, Aug 2025

Consumers are increasingly seeking real, whole-food ingredients, and the question "how will this make me feel" is in the hearts and minds of an ever-growing segment of the American population. And that's where PACHA comes in.


SINCE OUR LAST RAISE

We've been busy. Here's the highlights (more detail after that!).


We Expanded Into More Retailers
RETAILER
BEFORE
AFTER
Whole Foods Market
490+ stores
Sprouts
430+ stores
Natural Grocers
160+ stores
Albertsons
780+ stores
Target
200 stores
HEB
104 stores
MOM's / Erewhon
Independents
~65
400+
Filled dot = present, hollow = not yet. Dashed hollow (MOM's/Erewhon, at last raise) = unconfirmed rather than "no."
6,400+
5-star reviews


We Improved Our Gross Margins
40
30
20
10
0
BEFORE
AFTER
40%
2025 AVG
Q2 2026
Target (capex)
Solid fill = actual, deepening as margin improves. Dashed outline = target, not yet realized.


We Improved Our Retail Velocity
BEFORE
AFTER
$20
$15
$10
$5
$0
Original English Muffin +24.3%
Original Bread +19.0%
Multi-Seed Bread +37.4%
Multi-Seed English Muffin +57.6%
52wk (ending 8/9/26)
12wk (ending 8/9/26)


We Reformulated and Re-Launched Tortillas
BEFORE
2-Ingredient Recipe
Buckwheat & sea salt
Delicious, but prone to breakage
AFTER
3-Ingredient Formulation
Buckwheat, Sea Salt & Organic Psyllium Husk
The most pliable and durable non-corn GF Tortilla on the market!

In 2025 we made MASSIVE improvements to our tortilla recipe, adding psyllium husk for better pliability and durability, and relaunched the new formulation at MOM's and Erewhon. These tortillas are now TRULY the most functional and delicious GF option on the market!


We doubled down on Purpose
BEFORE
VERIFIED REGENERATIVE
1,200+ acres converted to regenerative practices"
AFTER
VERIFIED REGENERATIVE
PURPOSE PLEDGE
10 accountability areas — living wages, regenerative sourcing, waste reduction & more
Zero Waste Certification
Living wage by 2033
Regen sourcing - 80% of supply chain at


70% or greater regen certified ingredients


We Won Awards and Earned Amazing Press Coverage
Forbes
"How A New Generation Of Founders Are Creating Companies Built To Last" (Apr 2026)
Inc.
Named to the 2026 List of Fastest-Growing Private Companies in the Pacific (Mar 2026)
food network
Featured in high-protein bread recommendations (Jun 2026)
NEXTY AWARDS
NEXTY Award Finalist — Expo West 2026
Inc. MAGAZINE
Feature on the Purpose Pledge founding-signatory work

The outside world is taking notice too.

THE PRODUCT


OG Loaf
Multiseed Loaf
OG English Muffins
Multiseed English Muffins
Tortillas

Sprouted buckwheat and sea salt. That's the *entire* ingredient list for our Original Bread and English Muffins. Every other flavor starts from that same two-ingredient base, with a few organic herbs or seeds added in.

Our Original English Muffins have 4.5g of fiber and 5.4g of protein in every serving, and neither number is a formula. Most brands hit their nutrition targets by adding some processed element: a fiber blend, a resistant-starch ingredient like tapioca or potato starch, sometimes a protein isolate. We don't add anything. Everything on our nutrition panel comes from the buckwheat itself.

If you want the deeper story on why buckwheat, why we sprout and ferment it the slow way, and how it's truly the best bread for your gut, it's all laid out on our Better-for-You Bread Guide (https://livepacha.com/pages/better-for-you-bread-guide).


LEARN MORE
More protein than an egg
As much fiber as an apple

We hear it in reviews, over and over, almost word for word:


"I gave up on bread for years because gluten-free bread was full of things I couldn't or shouldn't eat. Finally PACHA has come along."
Kristie M., Fullerton, CA
"Hearty but not heavy. Truly divine bread."
Pamela C., Redmond, WA
"This stuff is amazing for someone like me who struggles with digestive issues and loves bread."
Jay E., St. Petersburg, FL

The Data: Proof It's Working

We showed above that we've increased distribution a LOT since we launched our last Wefunder campaign. Our English Muffins are winning on velocity, not just distribution. Our Original moves $19.46 per store per week, faster than any other major gluten-free brand, ahead of Glutino at $18.94, and well ahead of Food For Life's and O'Doughs' gluten-free lines. We just took the #1 spot in the Natural Channel this quarter, and the part we're most proud of is that we're the only major brand still growing: our run-rate is up roughly 20% annualized against the trailing year, while Food For Life, Glutino, and O'Doughs are all flat over that same stretch. PACHA is gaining market share, but also seems to be building the category itself, as consumers discover an English Muffin they're actually excited to eat.

discover an English Muffin they're actually excited to eat.

People rediscovering a product or even an entire category they'd written off is exactly what we watch for when we're deciding where to put R&D energy. We're seeing real, similar opportunity in a few other corners of the gluten-free aisle right now, and we've got genuinely exciting ideas in the pipeline to go after it. I'm not going to lay out specifics here. Some of what we're working on is a real competitive advantage precisely because our competitors don't know about it yet, and this public page isn't the right place to announce it! But we want you to know that the pattern we just showed you with English Muffins, real demand hiding behind a category people gave up on, is the same pattern we're chasing next.


Winning in Natural
#1 by $ velocity, this quarter
Brand / SKU
Stores selling
$/store/week (12wk)
PACHA ORIGINAL
995
$19.46
Glutino
927
$18.94
Food For Life (MS, GF)
626
$15.98
Food For Life (BR, GF)
685
$14.76
O'Doughs
891
$13.01
Green = PACHA
Brown = competitors
$/store/week, 12wk ending 7/12/26 - SPINS Natural Expanded Channel, self-classifie

The Data: Margin Improvements

The margin jump we showed you earlier isn't a one-time bump – it's actually just the beginning of our margin improvement backed by a real capital plan.

Our gross margin climbed from an average of 19% in 2025 to 26% in the second quarter of 2026, and that improvement is coming mostly from the inside: better production management, tighter yield control, and real operational discipline at our own facility, the kind you only get from doing the unglamorous work. Directing focus away from e-commerce and into our strongest channel, retail, helped here too.

We're not done, either. We have a clear path past 30% and into the 40%+ range, anchored by a new flow-wrap packaging line for our bread and English Muffins. Funding these improvements will actually increase profitability immediately (even while we finance the). This shift is already underway, and it's projected to save real money in labor and raw materials every month while extending shelf life at the same time.


Automation Roadmap
TODAY
40%+ margin
EBITDA-positive
26% margin
Flow-wrap line online
2028
Filled node = actual/current. Hollow nodes = future milestones on the same path.

EQUIPMENT	COST	GM IMPACT	MONTHLY SAVINGS
Metal Loaf Pans	$70,220.00	2.69%	$12,920.00
Standalone Oil Sprayer	$90,000.00	0.94%	$4,742.40
Flow wrapper - Bread and English Muffins	$382,300.00	6.51%	$32,984.94
Case erector and case packer	$273,500.00	0.94%	$4,742.40
TOTAL	**$816,020.00**	**11.07%**	**$55,389.74**

Market Opportunity

Here's how we think about the market opportunity, and we want to be straightforward about it rather than oversell you on a growth story we don't need.

Combined, the US bread and tortilla category is worth roughly $60 to $70 billion a year, and Gluten Free makes up about $733M of that. Based on SPINS data in the Natural Channel (where we actually compete today) the gluten-free bread category has been roughly flat over the past year. No real tailwind. And that's exactly why what we've done matters: PACHA is up well over 200% year-over-year in that same flat category, and we just cracked the top 8 gluten-free bread brands by dollar sales, out of over 33 brands fighting for the same shelf. We're not riding a rising tide. We're taking share directly from a crowded, mature field.

That's a better bet than a growth story, honestly. It means our results don't depend on a market projection playing out. They're already happening, in a category that isn't doing us any favors.

If the broader market does grow the way outside analysts project, that's additional upside on top of a strategy that already works without it. The gluten-free bread market, specifically the refrigerated and frozen format we compete in, is projected to grow from $733 million in 2024 to $1.73 billion by 2034. We already hold the cleanest label on that shelf, so if that growth shows up, we're positioned to capture more than our share of it.

If the $1.2 billion price tag that PepsiCo paid for Siete is any indication of the market trends there will be a lot of acquisitions coming down the pipe in the clean label gluten-free category.


Market Opportunity
YoY Growth in Natural Channel, where we compete today –
Category YoY
–flat
PACHA YoY
+231%


0%
50%
100%
150%
200%
250%
TAM / SAM
TAM
GF bread (refrigerated/frozen)
$60–70B combined US bread + tortilla category
$0
$10
$20
$30
$40
$50
$60
$70
Potential SAM growth
GF Bread: $733M → $1.73B by 2034, Fact.MR
#8 of 33 GF bread brands
3.5% share and growing

Purpose-Driven Business

Here's where we get to the heart of why we do any of this.

Our buckwheat comes from regenerative farms. We source it through a regenerative partnership with Field Theory, run by farmer John Strofus, and that partnership has converted over 1,200 acres and counting from conventional to regenerative practices.

Buckwheat is a nitrogen-fixing cover crop. It holds soil in place between growing seasons, adds nitrogen back into the ground naturally, feeds pollinators through its flowers, and suppresses weeds well enough that our partner farms can cut back on herbicide use. At the end of its cycle, it tills back into the earth and becomes part of next season's soil. It's verified by the Soil & Climate Initiative, an independent body that checks actual farm-level outcomes, soil health, cover cropping, reduced tillage, not a marketing claim we get to make ourselves.

We hold ourselves to the same standard off the farm. This year we became a founding signatory of the Purpose Pledge, one of 16 companies held to real, publicly tracked commitments rather than a badge we get to award ourselves. The pledge covers 10 accountability areas, including living wages, regenerative sourcing, and waste reduction, and we will report progress against it publicly for the next nine years. Two commitments worth naming specifically: we'll be getting our Zero Waste certification, and (though we already pay 25% above California Minimum Wage) we're committed to paying a living wage across the company by 2033.

If part of why you invest anywhere is wanting your money to go toward something you actually believe in, this is that. Investing in PACHA is a direct way to put your dollars behind a food system that's better for people and the planet. It's not the main reason, but, we wanted to be sure you know your dollars are going towards creating a better world for ALL of us!

Founding Story: PACHA started when Maddie & Adam partnered with Trilogy Sanctuary, a beloved San Diego plant-based restaurant and yoga studio owned by our founding investors and board members, Joe and Leila Caldera. They put up the funds to get us off the ground because they couldn't find a gluten-free bread good enough to serve their own guests. That's who's been in this with us since day one – and we haven't taken VC money yet in large part because of the incredible network of believers we have built in partnership with Trilogy!

Road Ahead

We're building toward EBITDA-positive operations by EOY 2027, a target that got a lot more realistic once the margin gains above kicked in. Every dollar raised in this round helps fund the next stretch of that plan.

We're not done innovating, either. This isn't the end of what we're building. There's more coming, and I'll tell you about it the second it's ready to share.

Forward-looking projections are still just that: not guarantees.


~Dec 2026
Automation line online
EOY 2027
EBITDA-positive
TODAY
26% margin raise underway
40%+ margin +
next innovation launch 2027

The Ask

Here's where you come in.

We're targeting $400,000 this round. $350,000 goes straight to the single highest-return piece of our automation plan: a new flow-wrap packaging line for our bread and English Muffins. The rest supports general working capital.

Ownership units are $11.50 each for early birds, and $12.50 after that. This isn't a bet on an idea. It's a company already on shelves at Whole Foods, Sprouts, and hundreds of stores nationwide, with the growth numbers to back it up. Every dollar you put in goes directly toward getting more of our product into more hands, more efficiently.

Pricing & Use of Funds

Item	Value
Early-bird price	$11.50/unit
Regular price	$12.50/unit
Raise target	$400,000
Flow-wrap packaging line + install	$400,000


Investment Perks
$250
Gets you 20% off your order
$500
Gets you 30% off your order
$1000
Gets you 50% off your order
$2500
Gets you a T-shirt
$5000
Gets you a baseball cap
$10000
Gets you a tour of the facility
Each perk includes the perks of the lower investment tiers

PACHA is growing fast, fueled by a vision of food that's clean, regenerative, and radically inclusive, food that actually welcomes everyone to the table. Your investment helps us scale that vision, replacing ultra-processed, wasteful products with real nourishment for people and the planet.

Let's build it together.


Join Us!